FROM : Panasonic TAD/FAX PHONE NO. : Feb. 22 2003 01:50PM P01

03 JAN 27 AM 7:21

Grupo Dataflux, S.A. de C.V.

03003376

Date: January 22th, 2003

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

1/30

Dataflux

CNCI UNIVERSITY SIGNS LICENCING AGREEMENT WITH COREL CORPORATION

Monterrey, Mexico, January 22, 2003 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), the Education Services company with the largest geographical reach in Mexico, announced today that its subsidiary "Universidad CNCI" signed a Learning Licensing Agreement with Corel Corporation, a leading computer graphic design software developer.

"This is a 3 year licensing agreement", said Mr. Ernesto Sanchez, COO for the CNCI University. "It allows us for unlimited usage of advanced graphic design applications such as Corel DRAW v11, Corel Graphics Suite v11 and Procreate Painter v7".

Mr. Gilberto Caballero, the CNCI University CEO said, "This licensing agreement considers software implementation throughout our branch network and training for our faculty. It is a prefect complement in our search to build one of Mexico's most advanced education networks".

The CNCI University runs 1 University campus, 13 College and 81 technical training locations.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are Universidad CNCI, the Education network with the largest geographical reach in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.

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Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091